United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2015 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: July 22th, 2015

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, July 22, 2015	www.gruma.com

GRUMA REPORTS SECOND QUARTER 2015 RESULTS

HIGHLIGHTS

GRUMA's sales volume trended higher in 2Q15, driven mainly by Gruma Corporation's 7% growth, while the company continued to improve its margins versus 2Q14.

On a consolidated basis, sales volume rose 4% and net sales surged 16%, while operating profit and EBITDA increased 22% and 21%, respectively. Improvements in EBITDA were driven by better performance at all subsidiaries, especially Gruma Corporation, as well as the favorable peso depreciation effect.

Sales and EBITDA from non-Mexican operations represented 73% and 66%, respectively, of consolidated figures.
The company reported US$736 million of debt at quarter-end, representing a Gross Debt/EBITDA ratio of 1.4 times.

Consolidated Financial Highlights
 (Ps millions)

	2Q15	2Q14	Var.
Sales Volume (thousand metric tons)	960	919	4%
Net sales	14,280	12,297	16%
Operating income	1,840	1,508	22%
Operating margin	12.9%	12.3%	60 bp
EBITDA	2,242	1,853	21%
EBITDA margin	15.7%	15.1%	60 bp
Majority net income	1,081	1,134	(5)%

Debt
(US$ millions)

Jun'15	Mar'15	Var.	Var. (%)	Dec'14	Var.	Var. (%)
736	758	(22)	(3)%	737	(1)	-

CONSOLIDATED RESULTS OF OPERATIONS
2Q15 versus 2Q14

Sales volume increased 4% to 960 thousand metric tons, the majority of which was generated by Gruma Corporation.

Net sales rose 16% to Ps.14,280 million, driven principally by (1) the peso depreciation effect, which benefitted sales from the U.S. operations when stated in peso terms; and (2) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 62.0% from 63.5%, reflecting better performance mostly at Gruma Corporation and, to a lesser extent, at Other Subsidiaries and Eliminations. Also, Gruma Centroamerica reported improvements. In absolute terms, cost of sales increased 13% to Ps.8,855 million due to the effect of the peso depreciation and the aforementioned sales volume growth.

Selling, general and administrative expenses (SG&A) as a percentage of net sales increased to 25.1% from 24.2% due mainly to a higher proportion of Gruma Corporation in the consolidated figures as well as higher expenses at GIMSA. In absolute terms, SG&A rose 20% to Ps.3,584 million mainly in relation to the effect of the peso depreciation and, to a lesser extent, higher selling expenses.

Operating income grew 22% to Ps.1,840 million, driven primarily by Gruma Corporation and, to a lesser extent, the positive effect of the peso depreciation. Operating margin rose to 12.9% from 12.3% led primarily by Gruma Corporation.

EBITDA increased 21% to Ps.2,242 million. EBITDA margin expanded to 15.7% from 15.1%.

Net comprehensive financing cost was Ps.59 million, Ps.133 million less due to lower financial expenses, primarily driven by lower debt, and gains on foreign exchange derivatives related to corn purchasing at GIMSA.

Income taxes were Ps.558 million, Ps.339 million more reflecting higher pre-tax income and one-time benefits accrued in 2014 related to changes in Mexico's fiscal law. The effective tax rate was 31.3%.

Discontinued operations resulted in a loss of Ps.67 million, mostly in connection with exchange-rate adjustments to accounts receivable related to the Venezuelan operations. The discontinued operations line had an unfavorable comparison of Ps.171 million, as 2Q14 figures included the results of GRUMA's former wheat flour operations, which were sold in December 2014.

Majority net income decreased 5% to Ps.1,081 million, as better operating performance and lower net comprehensive financing cost were offset by higher taxes and losses from discontinued operations.

FINANCIAL POSITION
June 2015 versus March 2015

Balance Sheet Highlights	Total assets were Ps.44,601 million, a rise of 7% reflecting increases in:
  cash balances,
  inventories, in connection with the summer corn crop in Mexico, and property, plant, and equipment, resulting from the company's expanded capital expenditures program during 2015.

Total liabilities were Ps.24,773 million, 9% more, mainly as a result of (1) higher other accounts payable resulting from dividends that GRUMA paid on July 8, 2015; and (2) higher trade accounts payable related to the summer corn crop in Mexico.

Shareholders' equity totaled Ps.19,828 million, 5% more than at March 2015.

Debt Profile	GRUMA's debt totaled US$736 million, US$22 million less than at March 2015. Approximately 96% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Jun'15	Mar'15	Var.	Var. (%)	Dec'14	Var.	Var. (%)
736	758	(22)	(3)%	737	(1)	-

Debt Maturity Profile
 (US$ millions)

	Rate	2015	2016	2017	2018	2019	2020	2024	Total
Senior Notes 2024	4.875%							400	400
Rabobank Syndicated Facility	LIBOR+1.5%-3%	11	33	33	121				198
Rabobank Revolving Facility	LIBOR+1.5%-3%		50						50
Other	3.41%(avg.)	75.3	7.6	1.5	1	0.8	0.7	1.5	88.4
TOTAL	3.66% (avg.)	86.3	90.6	34.5	122	0.8	0.7	401.5	736.4

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$33 million during 2Q15, and were allocated mostly to (1) technology upgrades at Gruma Corporation and GIMSA; (2) capacity expansions at several tortilla plants in the U.S. and at the corn flour plant in Mexicali (northwest Mexico); and (3) the construction of a tostada plant in Tijuana (northwest Mexico) and a tortilla plant in Russia.

SUBSIDIARY RESULTS OF OPERATIONS
2Q15 versus 2Q14

Gruma Corporation

Sales volume rose 7% to 444 thousand metric tons. The volume increase was driven by both the U.S. and European operations. In the U.S., corn flour grew as a result of (1) gaining share through the better quality of our corn flour in comparison to other brands; (2) increased consumption in restaurants; and (3) better executed retail promotions at several supermarket chains. The U.S. tortilla operations rose due to (1) the retail segment, resulting from increased penetration, shelf space gains, product assortment optimization, new private-label supply agreements at the expense of competitors, and the increasing popularity of some of our tortillas, whose improved quality continues to be well accepted by consumers; and (2) the foodservice segment, resulting from organic growth and the expansion of some fast-food restaurant chains, the introduction and promotion of menu items made with tortillas by several restaurant chains, and additional business among foodservice distributors. The European operations grew in connection with higher sales of grits and corn and with the recent acquisition in Spain.

Net sales grew 4% to Ps.8,980 million. Net sales rose at a lower rate than sales volume principally because of the devaluation of the euro.

Cost of sales as a percentage of net sales improved to 60.6% from 61.9% driven by the U.S. tortilla operations as a result of (1) better fixed cost absorption in connection with volume growth; (2) lower raw material costs while prices were relatively stable; (3) lower allowances related to ongoing efforts to better manage allowance trade spending; (4) better sales mix by focusing on high-margin products, presentations and brands; and (5) efficiencies in fixed overhead and warehousing costs. Also, cost of sales as a percentage of net sales improved because of the change in the sales mix towards the U.S. tortilla business, which has better gross margins than the rest of the operations. In absolute terms, cost of sales increased 2% to Ps.5,442 million related to the aforementioned sales volume growth.

SG&A as a percentage of net sales improved to 28.2% from 28.7% driven by the U.S. operations as a result of better absorption related to volume growth. In absolute terms, SG&A rose 3% to Ps.2,531 million, in connection with (1) sales volume growth and better sales mix resulting in higher sales commissions, especially at the U.S. tortilla business; (2) the launch of the Mission brand in several countries within Europe; (3) strengthening of the sales team and administrative areas in Europe to support growth at the tortilla and flatbread businesses; and (4) the recent acquisition in Spain.

Operating income surged 29% to Ps.1,023 million and operating margin rose to 11.4% from 9.2%, which came from the U.S. operations, in particular the tortilla business. In absolute terms, the depreciation of the euro partially offset the U.S. improvement.

EBITDA  increased 20% to Ps.1,312 million. EBITDA margin climbed to 14.6% from 12.7%.

GIMSA

Sales volume was stable at 448 thousand metric tons. Corn flour sales volume rose 2% due mainly to (1) higher sales to tortilla makers driven by commercial initiatives; and (2) higher intercompany sales to the U.S. operations to support its growth. Sales volume of byproducts for animal feed declined significantly as, effective April 2015, this operation will no longer be part of GIMSA as it was restructured into a new subsidiary within Other Subsidiaries and Eliminations.

Net sales grew 4% to Ps.3,933 million as GIMSA's revenues reflect Ps.116 million in extraordinary corn sales to Gruma Centroamerica. Also, net sales increased in connection with the change in the sales mix toward corn flour resulting from the aforementioned reduction of byproducts.

Cost of sales as a percentage of net sales increased to 68.9% from 68.8% as a result of the aforementioned extraordinary corn sales at very low margins. In absolute terms, cost of sales rose 4% to Ps.2,710 million mostly due to the aforementioned extraordinary sale of corn.

SG&A as a percentage of net sales increased to 16.2% from 15.7% and in absolute terms, SG&A rose 7% to Ps.638 million due mainly to the strengthening of the distribution initiatives to offer better customer service; and higher sales commissions.

Operating income fell 3% to Ps.575 million in connection with the aforementioned increase in SG&A and the sale of real estate in 2Q14 for Ps.20 million. Operating margin declined to 14.6% from 15.6% due to the extraordinary corn sales to Gruma Centroamerica and higher SG&A. Excluding corn sales to Gruma Centroamerica, operating margin would have been 15.1%.

EBITDA  increased 1% to Ps.759 million. EBITDA margin declined to 19.3% from 19.8%. Excluding corn sales to Gruma Centroamerica, EBITDA margin would have been 19.9%.

For additional information, please see GIMSA ''Second Quarter 2015 Results'', available through GRUMA's website, www.gruma.com.

Gruma Centroamerica

Sales volume increased 6% to 53 thousand metric tons due to higher corn flour sales primarily in connection with (1) the World Food Programme in Honduras; and, to a lesser extent, (2) higher sales to government channels in Guatemala.

Net sales increased 22% to Ps.1,014 million due mainly to the peso depreciation effect, and volume growth.

Cost of sales as a percentage of net sales improved to 64.3% from 65.5% due to better cost absorption. In absolute terms, cost of sales rose 19% due mainly to the peso depreciation effect and the aforementioned volume growth.

SG&A as a percentage of net sales improved to 27.1% from 27.5% resulting mostly from better expense absorption. In absolute terms, SG&A increased 20% to Ps.275 million due to (1) the peso depreciation effect; (2) higher commissions in connection with volume growth; and (3) an increase in marketing expenses.

Operating income rose 49% to Ps.87 million and operating margin improved to 8.6% from 7.0% due primarily to the aforementioned sales volume growth.

EBITDA increased 37% to Ps.109 million. EBITDA margin grew to 10.8% from 9.6%.

Other Subsidiaries and Eliminations

Operating income improved Ps.87 million to Ps.154 million. This resulted mainly from the positive peso depreciation effect related to Gruma Corporation, as figures for this subsidiary are reported under convenience translation and the foreign exchange benefit is shown under ''Other Subsidiaries and Eliminations.'' Also, better performance at the Asia-Oceania operations and the technology division contributed to the improvement in operating income.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the above, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.15.5676/dollar as of June 30, 2015. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 79 plants. In 2014, GRUMA had net sales of US$3.4 billion (excluding Venezuelan operations), of which 70% came from non-Mexican operations. For further information, please visit www.gruma.com.

This  report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

# GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
## FINANCIAL HIGHLIGHTS
(MILLIONS OF MEXICAN PESOS)

| | QUARTERS | | | | | YTD JUNE | | |
|---|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT SUMMARY** | **2Q15** | 2Q14 | VAR (%) | 1Q15 | VAR (%) | **2015** | 2014 | VAR (%) |
| NET SALES | **14,280** | 12,297 | 16 | 13,522 | 6 | **27,802** | 24,363 | 14 |
| GROSS PROFIT | **5,425** | 4,489 | 21 | 5,011 | 8 | **10,436** | 8,799 | 19 |
| GROSS MARGIN (%) | **38.0%** | 36.5% | | 37.1% | | **37.5%** | 36.1% | |
| SELLING AND ADMINISTRATIVE EXPENSES | **3,584** | 2,977 | | 3,360 | | **6,944** | 5,921 | |
| OTHER EXPENSE (INCOME) , NET | **2** | 4 | | 36 | | **38** | 13 | |
| OPERATING INCOME | **1,840** | 1,508 | 22 | 1,615 | 14 | **3,454** | 2,865 | 21 |
| OPERATING MARGIN (%) | **12.9%** | 12.3% | | 11.9% | | **12.4%** | 11.8% | |
| NET COMPREHENSIVE FINANCING COST | **59** | 192 | | 83 | | **142** | 465 | |
| INTEREST EXPENSE | **134** | 221 | | 144 | | **278** | 459 | |
| INTEREST INCOME | **(6)** | (9) | | (11) | | **(16)** | (16) | |
| (GAIN) LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS | **(90)** | 23 | | (91) | | **(181)** | 21 | |
| FOREIGN EXCHANGE LOSS (GAIN) | **21** | (42) | | 40 | | **61** | 2 | |
| INCOME TAXES | **558** | 219 | | 464 | | **1,022** | 586 | |
| PROFIT (LOSS) FROM DISCONTINUED OPERATIONS | **(67)** | 104 | | (16) | | **(83)** | 35 | |
| NET INCOME | **1,156** | 1,201 | (4) | 1,051 | 10 | **2,207** | 1,849 | 19 |
| MAJORITY NET INCOME | **1,081** | 1,134 | (5) | 983 | 10 | **2,064** | 1,757 | 17 |
| EARNINGS PER SHARE[1] | **2.50** | 2.62 | (5) | 2.27 | 10 | **4.77** | 4.06 | 17 |
| DEPRECIATION AND AMORTIZATION | **402** | 366 | | 381 | | **783** | **735** | |
| INCOME UNRELATED TO CORE BUSINESS OPERATIONS | **0** | (22) | | 0 | | **0** | (22) | |
| EBITDA[2] | **2,242** | 1,853 | 21 | 1,995 | 12 | **4,237** | 3,578 | 18 |
| EBITDA MARGIN (%) | **15.7%** | 15.1% | | 14.8% | | **15.2%** | 14.7% | |
| CAPITAL EXPENDITURES (MILLION US$) | **33** | 42 | | 67 | | **99** | 58 | |

| **BALANCE SHEET SUMMARY** | **Jun-15** | Jun-14 | VAR (%) | Mar-15 | VAR (%) |
|---|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS | **2,369** | 1,187 | 100 | 1,487 | 59 |
| TRADE ACCOUNTS RECEIVABLE | **4,989** | 4,162 | 20 | 4,762 | 5 |
| OTHER ACCOUNTS RECEIVABLE | **2,638** | 2,582 | 2 | 2,688 | (2) |
| INVENTORIES | **7,277** | 7,353 | (1) | 6,584 | 11 |
| ASSETS HELD FOR SALE | **0** | 3,456 | (100) | 0 | 0 |
| CURRENT ASSETS | **17,851** | 19,174 | (7) | 15,896 | 12 |
| PROPERTY, PLANT, AND EQUIPMENT, NET | **18,596** | 16,805 | 11 | 17,915 | 4 |
| INVESTMENT IN VENEZUELA AVAILABLE FOR SALE | **3,109** | 3,109 | 0 | 3,109 | 0 |
| **TOTAL ASSETS** | **44,601** | 42,404 | 5 | 41,730 | 7 |
| SHORT-TERM DEBT | **2,485** | 1,934 | 28 | 1,805 | 38 |
| CURRENT LIABILITIES | **12,162** | 9,315 | 31 | 8,731 | 39 |
| LONG-TERM DEBT | **8,902** | 13,125 | (32) | 9,605 | (7) |
| **TOTAL LIABILITIES** | **24,773** | 26,258 | (6) | 22,769 | 9 |
| MAJORITY SHAREHOLDERS' EQUITY | **18,250** | 14,667 | 24 | 17,372 | 5 |
| **SHAREHOLDERS' EQUITY** | **19,828** | 16,146 | 23 | 18,961 | 5 |
| CURRENT ASSETS/CURRENT LIABILITIES | **1.47** | 2.06 | | 1.82 | |
| TOTAL LIABILITIES/SHAREHOLDERS' EQUITY | **1.25** | 1.63 | | 1.20 | |
| DEBT/EBITDA[3] | **1.40** | 2.16 | | 1.47 | |
| EBITDA/INTERES EXPENSE[3] | **8.08** | 6.91 | | 7.08 | |
| BOOK VALUE PER SHARE[1] | **42.17** | 33.89 | | 40.14 | |

[1] On the basis of 432,749,079 shares as of June 30, 2015; 432,749,079 shares as of June 30, 2014 and 432,749,079 shares as of March 31, 2015.

[2] EBITDA = operating income + depreciation, amortization and impairment of long lived asstes +(-) other expenses (income) unrelated to core business operations.

[3] Last twelve months.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, natural gas and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $263,097 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Derivative financial instruments that qualify as fair value hedges are initially recorded at fair value and the effects of changes in the fair value are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

Gruma determines the fair value based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable. Regarding purchases of corn, natural gas and diesel futures the market values of the US Chicago and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, natural gas and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions and options with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward and options transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of June 30, 2015, the open positions of corn and fuels financial instruments were valued at their fair value. The financial instruments of corn that qualified as hedges for accounting purposes represented a loss of $6,935 thousand pesos which was applied to other comprehensive income in equity.

The open positions of corn and fuels financial instruments that did not qualify as hedges for accounting purposes represented a loss of $28,708 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of June 30, 2105, the open positions of these instruments represented a gain of approximately $83,266 thousand pesos which was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

As of June 30, 2015, the Company reclassified the amount of $58,454 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $19,355 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the second quarter of 2015, for financial instruments of corn and fuels, recognized in income, represented a loss of $18,466 thousand pesos. As of June 30, 2015, the unfavorable effect in the results of the concluded transactions of these instruments is of $30,824 thousand pesos.

The operations that concluded during the second quarter of 2015 regarding the foreign exchange financial instruments originated a profit of $71,165 thousand pesos which was reflected on the income statement. As of June 30, 2015, the favorable effect in the results of the concluded transactions of these instruments is of $97,566 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of June 30, 2015, the company has revolving funds denominated ''margin calls'' for $263,097 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of June 30, 2015
Amounts in Thousands of Pesos

Corn and Fuels Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of June 30, 2015, the financial instruments transactions of corn and fuels in long positions represented a loss of $35,643 thousand pesos and the financial instruments transactions of exchange rate represented a profit of $83,266 thousand pesos in long positions.

25. As of June 30, 2015, the Company has revolving funds denominated ''margin calls'' for $263,097 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

As of June 30, 2015, the Company reclassified the amount of $58,454 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $19,355 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the second quarter of 2015, for financial instruments of corn and fuels, recognized in income, represented a loss of $18,466 thousand pesos. As of June 30, 2015, the unfavorable effect in the results of the concluded transactions of these instruments is of $30,824 thousand pesos.

The operations that concluded during the second quarter of 2015 regarding the foreign exchange financial instruments originated a profit of $71,165 thousand pesos which was reflected on the income statement. As of June 30, 2015, the favorable effect in the results of the concluded transactions of these instruments is of $97,566 thousand pesos.

II. Sensibility Analysis

Corn and Fuels Derivative Financial Instruments:

According to the position as of June 30, 2015, a hypothetical 10 percent loss of the corn and fuels value would result in an additional adverse effect of $44,883 thousand pesos (for non-qualifying contracts). This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of June 30, 2015.

Exchange Rate Derivative Financial Instruments:

Based on our position as of June 30, 2015, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $231,527 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of June 30, 2015, which includes the effects on the exchange rate variables, time and volatility.

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of corn and fuels derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and fuels, based on our position as of June 30, 2015, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $44,883, $112,206 and $224,413 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of June 30, 2015, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $231,527, $578,818 and $1,157,635 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.